EXHIBIT 99.1

GLG Life Tech Corporation Announces Delay in Filing Year-End Financial Statements and Provides Business Update

VANCOUVER, British Columbia, March 30, 2012 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company") announced today that it will delay the filing of its annual financial statements, its management discussion and analysis relating to its annual financial statements, its Annual Information Form (and related Form 40-F in the United States) and the CEO and CFO certifications (collectively, the "Required Documents") for the period ended December 31, 2011, beyond the prescribed deadline of March 30, 2012.

The Company is working to obtain further audit evidence, primarily from third parties, required by its auditors in order to complete the audit. The Company's management, together with its audit committee will continue to cooperate with its auditors to provide the information as soon as possible and the Company expects that the Required Documents will be filed on or before April 30, 2012.

In the interim, the Company has applied to the applicable Canadian securities regulatory authorities for a management cease trade order ("MCTO"). There is no certainty that the MCTO will be granted. Until the Required Documents are filed, the Company intends to satisfy the provisions of the alternative information guidelines in accordance with National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults by issuing bi-weekly status reports in the form of news releases so long as it remains in default of the filing requirements noted above.

The applicable Canadian securities regulatory authorities may issue a general cease trade order against the Company for failure to file the Required Documents within the prescribed time period or sooner if GLG fails to file its default status reports during the prescribed time limits.

There are no insolvency proceedings that GLG is subject to and there is no other material information concerning the affairs of the Company that has not been generally disclosed.

The Company will proceed with its conference call scheduled for Friday, March 30, 2012 at 8:00am Pacific Time (11:00am Eastern Time).

Business Update

1.  Stevia Business

General Competitive Conditions in the Global Stevia Industry

Currently, Management sees three challenges in the global stevia industry:

1. Main challenge and biggest difficulty is in formulating with stevia to develop a good tasting product by food and beverage companies

2. Increasing competition within the stevia industry as different levels of players entered: Vertically integrated, Partially integrated (primary or secondary processing only), and Distributors/Brokers

3. There was a stevia oversupply in 2011, which resulted in pricing that is very competitive on large volume opportunities.

Global Stevia Market opportunities

Going forward, however, we see the following opportunities:

1. New markets opening up will increase demand:

a. EU approval granted at the end of 2011

b. India's Food Safety and Standards Authority has recommended the use of stevia, and government approval is expected in 2012

2. Formulation expertise is a value-added service that is helping food and beverage companies accelerate new product development

3. Long term sustainable competitiveness originates from a strong agricultural program. Only truly vertically integrated players with control over their own leaf have the lower cost structure that is necessary to sustain low pricing that is currently offered by some of the partially integrated competitors

There are signs that stevia is making headway in penetrating the consumer market. The US market for consumer products sweetened with stevia continues to expand. According to an August 2011 Mintel study, sales of stevia products in the US are expected to reach nearly $1.2 billion in 2013, up from $439 million in 2010. According to Datamonitor, for the 12 months to September 2011, more than 300 stevia-sweetened products launched in the US and 630 launched globally.

GLG Achievements in the Stevia Business in 2011

There were several key milestones that the Company had achieved in 2011 that are expected to drive the long-term success of GLG, ranging from formulation expertise, agricultural and intellectual property rights, and sales development.

The Company's new initiative, AN0C Stevia Solutions, has generated interest in our international stevia business since it was launched in the third quarter of 2011. The Company expects that the products and solutions that AN0C Stevia Solutions provide can increase the speed at which food and beverage customers will launch products. AN0C Stevia Solutions are providing turn-key formulations for our beverage and food products to international food and beverage companies.

Another important milestone in 2011 in our agriculture program has been the first successful harvest of our H3 leaf. The H3 leaf is an extremely important development for the Company: it has higher dry leaf yield, higher Rebaudioside A (RA) content, higher total steviol glycosides content and is more disease resistant than any previous GLG proprietary leaf varieties (H1 and H2). We were able harvest enough H3 seeds in 2011 to prove that it can be grown in large scale, achieve the expected plant size and RA content. As a result of these agricultural results in 2011, H3 is now in a position to be a dominant source of stevia leaf for the Company in 2012. The Company was also able to successfully test the H3 leaf in its primary processing facilities in 2011 to verify that the primary stevia extract yield met the expected yield level. As result of our H3 proprietary leaf development, GLG plans to move to a significantly lower cost structure with its patented high-yield H3 leaf in the later part of 2012 with the completion of the 2012 leaf harvest. These new H3 seeds provide GLG with a significant cost reduction in its production of high-purity stevia extracts, due to both the very high levels of RA naturally found in these plants and the higher leaf yields produced from the larger H3 plants. The H3 plants have approximately 76% RA in the plant leaf, which is 26% higher than the first generation (H1) seeds and will produce 46% more leaf per acre than the earlier H1 plants.

Our next generation seed, H4, is expected to be available for planting in the 2012 growing season, providing GLG with further cost reduction in its production of high-purity stevia extracts in the future. The Company's proprietary H4 leaf results show a 16% increase in leaf yield over the H3 plants, while maintaining a similar 76% RA content.

The Company has continued to strengthen the protection of our intellectual property rights with patents granted by State Intellectual Property Office of the People's Republic of China (SIPO) and international Patent Cooperation Treat (PCT) filings. We have also received three additional Generally Recognized as Safe (GRAS) Letters of No Objection from the US Food and Drug Administration (FDA), for BlendSure™, PureSTV™ and RebPure™ RA95 during 2011.

GLG is also in discussions with North American and European based multinational corporations (MNC) regarding opportunities to purchase its high purity stevia products since the end of the third quarter 2011. Sales opportunities for high purity RA stevia extracts to these MNC's were previously restricted due to certain exclusivity obligations contained within its original Cargill supply contract. As previously announced during the third quarter 2011 update these exclusivities are no longer part of the supply agreement with Cargill.

The Company has more than doubled the number of distributors and added sales agents in key markets since the beginning of the fourth quarter in 2011, which has strengthened its distribution reach in the US, the European Union, China, Korea, Japan, and South America. GLG has also commenced working with several global flavor houses and beverage OEMs, whom have increased the number of sales opportunities with food and beverage companies.

Some examples of products launched by GLG's customers since the third quarter 2011 include flavoured water and fruit-filling applications in Europe, stevia-sweetened beverage line in US, powdered blends and power bars in Europe, tabletop application in South America, flavoured milk and an additional beverage application in Asia-Pacific region, and a beverage in Latin America.

Challenges for GLG's Stevia Business in 2011

There were a number of challenges that GLG had faced in 2011 in its stevia business:

1. There was significant inventory held by some of GLG customers who purchased in 2010 and in the first half of 2011 in anticipation of customer demand in markets such as the US, Mexico and South America as well markets such as Europe and India that were expected to open up earlier.

2. End customers in general have experienced formulation challenges with stevia which has led to longer R&D projects and product launch delays.

3. Increased level of competition from different levels of players seen in the stevia market place during 2011 putting pressure on industry pricing.

4. Unexpected delay in the China Sugar Reserve project that was originally anticipated to contribute significant revenues in the fourth quarter of 2011. Our Chinese partner has successfully completed their first 10,000 metric ton facility for large scale production of low-calorie health sugar in the fourth quarter of 2011.

2.  AN0C Business

AN0C Challenges and Achievements in 2011

As a new business opportunity, AN0C has faced several challenges in its first year of operation, but has also achieved several milestones. AN0C Management has re-worked its business strategy to address the challenges and they are in the process of preparing for the 2012 peak summer sales season.

AN0C has successfully developed great tasting zero-calorie all-natural formulations based on stevia as the sweetener. 37 SKUs have been developed, from which 13 has been launched starting in March 2011. The Company invested in the Dr. Zhang AN0C brand and created brand awareness. An exclusive sponsorship agreement for Ready-To-Drink (RTD) teas was signed with the National Olympic Swim Team. Market research conducted in June 2011 confirmed consumer interest in zero-calorie naturally sweetened beverages (results showed approximately 1 in 10 respondents had an intention to buy). AN0C has recruited a network of distributors and built national coverage for its products. The Chinese Government continues to propose legislation to promote healthier lifestyle and diets. For example, the Capital Municipal Health Bureau will implement a Student Obesity Prevention Plan that is expected to cover 80% of primary and secondary schools in Beijing within 5 years.

Challenges that AN0C faced in 2011 included production issues with its OEM bottler which forced temporary suspension of production in Q3, higher production costs due to higher fuel costs and polyethylene terephthalate (PET) prices, the high logistics and sales support costs required for full national coverage, and the cooler than usual weather impacting the overall beverage industry in China.

AN0C has also brought onboard a new President, Mr. Charles Chen, in the first quarter of 2012. Mr. Chen has over 40 years of experience in the food and beverage industry, with the majority of his tenure with Uni-President Group. Mr. Chen helped build Uni-President into one of the largest food and beverage companies in China. His experiences including management level positions across different functions, such as sales, marketing, operations, and general management of domestic and overseas subsidiaries, new product development, channel management, and project management, as well as in various divisions, for example, beverages, instant noodles, refrigerated foods, general foodstuff, and health foods.

Under the leadership of the new President, AN0C has refocused its strategy going forward. New products in 2012 and beyond include juice milk, children's beverage products, herbal teas, carbonated soft drinks, and additional functional/health drinks. AN0C is expected to launch its major 2012 sales and marketing campaign starting in the late spring of 2012 which is prior to the start of the next peak summer season. AN0C is the exclusive RTD Tea sponsor of the China National Olympic Swim Team, and plans to continue leveraging its existing brand equity investment as well as its distribution channels to launch the new products into the Chinese market. The products will be positioned in the medium to premium segment and target health-conscious consumers or those that have specific dietary requirements. Re-evaluating and optimizing existing distributor network to build a core group of distributors to support the new targeted health-conscious consumer market. Increased emphasis will be given to marketing efforts in schools, healthcare organizations as well as distribution through health product channels. AN0C has added over 1,000 YHT International Health Products Chain Stores to its distribution network, which specializes in health and natural products. AN0C expects to focus most of its sales efforts in the China East region which covers almost half of China's population and covers approximately 60% of China's GDP. This marketing strategy is expected to build on AN0C's strength as the leading provider of all natural zero calorie consumer beverages in China and to focus sales and distribution efforts on channels that target consumers that are looking for reduced or zero calorie beverages such as health store chains and schools.

About GLG Life Tech Corporation

GLG Life Tech Corporation is the global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. Through its consumer food products subsidiary, AN0C, the company formulates and markets a wide range of stevia sweetened beverages and foods products within the Chinese marketplace – a true seed to shelf model. For further information, please visit www.glglifetech.com

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C™

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading "Risk Factors" in the Company's Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

CONTACT: Sophia Luke, Vice President of Investor Relations
         Phone: +1 (604) 669-2602 ext. 104
         Fax: +1 (604) 662-8858
         Email: ir@glglifetech.com